Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2013
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$464,324
Tax expense based on income	288,102
Fixed charges excluding capitalized interest and subsidiary preferred stock dividends tax adjustment (a)(b)	345,990
Amortization of capitalized interest (b)	1,378
Earnings available for fixed charges, as defined	$1,099,794
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$315,969
Capitalized interest (b)(c)	13,863
Estimated interest cost within rental expense	6,117
Amortization of net debt premium, discount, and expenses	19,071
Subsidiary preferred stock dividends	4,833
Adjust subsidiary preferred stock dividends to pretax basis	3,027
Total fixed charges, as defined	$362,880
Consolidated ratio of earnings to fixed charges	3.03

(a)	Includes interest expense related to uncertain tax positions.

(b)	All capitalized interest is associated with discontinued operations.

(c)	Excludes allowance for funds used during construction.